Exhibit 99.4

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,914	$9,709
Restricted cash	1,047	993
Short-term bank deposits	28,150	50,825
Other accounts receivable and prepaid expenses	1,433	1,153

Total current assets	47,544	62,680

NON-CURRENT ASSETS:
Long-term prepaid expenses	40	92
Severance pay fund	2,775	2,402
Property and equipment, net	5,265	5,965

Total non- current assets	8,080	8,459

Total assets	$55,624	$71,139

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,120	$1,274
Other accounts payable and accrued expenses	2,947	3,466

Total current liabilities	5,067	4,740

NON- CURRENT LIABILITIES:
Accrued severance pay	3,333	2,880

Total non-current liabilities	3,333	2,880

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2017 and December 31, 2016; 51,131,756 and 51,131,534 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	140	140
Additional paid-in capital	335,819	334,337
Accumulated other comprehensive income	326	7
Accumulated deficit	(289,061)	(270,965)

Total shareholders' equity	47,224	63,519

Total liabilities and shareholders' equity	$55,624	$71,139

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2017	2016
	Unaudited

Revenues	$-	$589
Cost of revenues	-	167

Gross profit	-	422

Operating expenses:
Research and development expenses	13,793	12,237
Marketing and business development expenses	609	471
General and administrative expenses	3,638	3,593

Total operating expenses	18,040	16,301

Operating loss	(18,040)	(15,879)

Financial and other income, net	155	666

Loss before taxes on income	(17,885)	(15,213)
Taxes on income	-	20

Net loss	$(17,885)	$(15,233)

Basic and diluted net loss per share	$(0.35)	$(0.30)

Other comprehensive loss:

Unrealized loss arising during the period on investment in marketable securities	$-	$(56)

Realized gain arising during the period on investment in marketable securities	$-	$(277)

Unrealized gain arising during the period from foreign currency derivative contracts	$477	$84

Realized gain arising during the period from foreign currency derivative contracts	$(158)	$(24)

Total comprehensive loss	$(17,566)	$(15,506)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,131,538	50,724,004

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinaryshares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2016	50,572,244	138	328,797	421	(239,459)	89,897

Options exercised	559,290	2	2,456	-	-	2,458
Stock-based compensation relating to options issued to non-employees	-	-	152	-	-	152
Stock-based compensation relating to options issued to employees and directors	-	-	2,932	-	-	2,932
Changes in other comprehensive income from marketable securities	-	-	-	(440)	-	(440)
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	26	-	26
Net loss	-	-	-	-	(31,506)	(31,506)

Balance as of December 31, 2016	51,131,534	140	334,337	7	(270,965)	63,519

Options exercised	222	*)	*)	-	-	*)
Stock-based compensation relating to options issued to non-employees	-	-	18	-	-	18
Stock-based compensation relating to options issued to employees and directors	-	-	1,253	-	-	1,253
Changes in other comprehensive income from foreign currency derivative contracts	-	-	-	319	-	319
ASU 2016-09 adoption, Note 2c	-	-	211	-	(211)	-
Net loss	-	-	-	-	(17,885)	(17,885)

Balance as of June 30, 2017 (unaudited)	51,131,756	$140	$335,819	$326	$(289,061)	$47,224

*) Represents an amount lower than $ 1.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows from operating activities:
Net loss	$(17,885)	$(15,233)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,271	1,367
Depreciation	820	704
Increase in severance pay, net	80	131
Gain from sale of marketable securities	-	(277)
Realized gain from foreign currency derivative contracts	-	(24)
Decrease in interest receivables from short-term bank deposits	114	367
Decrease in trade receivable	-	7,400
Decrease in other accounts receivable and prepaid expenses	39	251
Decrease in long-term prepaid expenses	52	5
Decrease in deferred revenues	-	(189)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	447	(2,233)

Net cash used in operating activities	(15,062)	(7,731)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	35,561	54,000
Investment in short-term bank deposits	(13,000)	(38,561)
Changes in restricted cash	(54)	85
Purchase of property and equipment	(240)	(701)
Proceeds from sales of marketable securities	-	266

Net cash provided by investing activities	22,267	15,089

Cash flows from financing activities:

Proceeds from exercise of options	-	1,190

Net cash provided by financing activities	-	1,190

Increase in cash and cash equivalents	7,205	8,548
Cash and cash equivalents at the beginning of the period	9,709	10,777

Cash and cash equivalents at the end of the period	$16,914	$19,325

Supplemental disclosure of non-cash investing and financing activities:

Receivables from exercise of options	$-	$185
Receivables from foreign currency derivative contracts	$319	$84
Purchase of property and equipment	$23	$144

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-        GENERAL

a.
Compugen Ltd. (The "Company") is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. The Company's business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development.

The Company is headquartered in Israel, with R&D facilities located in both Israel and South San Francisco, California. At the U.S. facilities, therapeutic monoclonal antibodies are discovered and developed against the Company's novel target candidates.

b.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and is eligible to receive an aggregate of over $ 500,000 in potential milestone payments for both programs, not including aggregate preclinical milestone payments of up to $ 30,000 during the research programs. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Under the Bayer Agreement, the Company and Bayer will jointly pursue a preclinical research program with respect to each of the two immune checkpoint regulators. A joint steering committee consisting of an equal number of representatives from each party is responsible for overseeing and directing each such research program pursuant to agree upon work-plans. Each party is responsible for the costs and expenses incurred by it in performing its designated activities under the work-plans during the research programs. Following each such research program, Bayer will have full control over further clinical development of any cancer therapeutic product candidates targeting the Company-discovered immune checkpoint regulators and will have worldwide commercialization rights for any approved products.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2016, are applied consistently in these financial statements.

For further information, refer to the consolidated financial statements as of December 31, 2016.

b.   Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits and foreign currency derivative contracts.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the United States ("U.S."). Generally, these deposits may be redeemed upon demand and bear minimal risk.

The Company enters into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

c.	Stock-based compensation:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows and forfeiture rate calculation. The amendments of this ASU are effective for reporting periods beginning after December 15, 2016 and interim periods within those fiscal years, for public entities.

The Company has adopted ASU 2016-09 in the current interim consolidated financial statements using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. As a result of this adoption, the Company recorded an increase to accumulated deficit of $ 211 resulting from the election of accounting policy to account for forfeitures as they occurred as of January 1, 2017.

d.	Revenue recognition:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Subsequently, the FASB also issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which adjusted the effective date of ASU 2014-09; ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which amends the principal-versus-agent implementation guidance and illustrations in ASU 2014

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Revenue recognition (cont.):

09; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies identifying performance obligation and licensing implementation guidance and illustrations in ASU 2014-09; and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which addresses implementation issues and is intended to reduce the cost and complexity of applying the new revenue standard in ASU 2014-09 (collectively, the “Revenue ASUs”).

The Revenue ASUs provide an accounting standard for a single comprehensive model for use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The accounting standard is effective for interim and annual periods beginning after December 15, 2017. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method)

The Company currently anticipate adoption of the new standard effective January 1, 2018 under the modified retrospective method. The Company is in the process of determining the impact of the Revenue ASUs on its financial statements; However, the adoption of the Revenue ASUs is not expected to have a significant impact on the Company’s notes to consolidated financial statements and its internal controls over financial reporting.

e.	New Accounting Pronouncements and Other Standards:

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting. ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. This pronouncement is effective for annual reporting periods beginning after December 15, 2017 (early adoption is permitted). The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Operating results for the six-month period ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

NOTE 4:-	DERIVATIVE INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging.”

The Company enters into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. As of June 30, 2017, and December 31, 2016, the Company had outstanding forward contracts in the notional amount of $ 3,390 and $ 6,548 respectively. These contracts hedge NIS denominated cash flows, for a period of six months and twelve months ended December 31, 2017, respectively. The Company measured the fair value of the contracts in accordance with ASC 820 (classified as level 2).

These contracts met the requirement for cash flow hedge accounting and as such for the six-month periods ended June 30, 2017 and 2016 the Company recorded total realized gains of $ 158 and $ 24, respectively, under operating expenses.

As of June 30, 2017, and December 31, 2016, an unrealized gain in the amount of $ 477 and $ 7, respectively, related to outstanding forward contracts at such dates were recognized under other comprehensive loss. The fair value of the Company’s outstanding forward contracts at June 30, 2017 and December 31, 2016 amounted to unrealized gain of $ 326 and $ 7, respectively.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures," the Company measures its investment in foreign currency derivative contracts at fair value.  Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2017 (Unaudited)
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	326	-	326	-

Total financial assets	$326	$-	$326	$-

	December 31, 2016
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency derivative contracts	$7	$-	$7	$-

Total financial assets	$7	$-	$7	$-

NOTE 6:-	INVESTMENT IN AFFILAITES

On December 17, 2014 ("Loan Grant Date"), the Company, Merck Holdings Netherlands B.V. and Neviah Genomics Ltd. ("Neviah"), a start-up company established jointly by the Company, Merck KGaA and Merck Holdings Netherlands B.V., entered into Convertible Bridge Loan ("Loan") Agreement ("Loan Agreement") in the amount of € 500,000 ("Loan Amount") to finance Neviah's operations. Under the Loan agreement, the Company provided $ 155, reflecting its respective portion of the Loan Amount. The Loan was granted for a period of 18 months from the Loan Grant Date ("Loan Term") and bears interest at an annual rate of 2%.

In accordance with the Loan Agreement, the Company exercised its right to convert its respective portion of the outstanding Loan Amount into Preferred A Shares of Neviah (at a conversion rate of one Preferred A share per Euro).

On April 2, 2017, Neviah issued to the Company 131,440 Preferred A Shares. Following the conversion, the Company's equity ownership of Neviah was 25.12%.

The Company accounts for its investment in Neviah under the equity method in accordance with ASC 323, "Investments-Equity Method". Since Neviah is in accumulated loss position until June 30, 2017 and because the Company has no commitment to fund Neviah's operations, no investment account was recorded in the Company's consolidated financial statements as of June 30, 2017, or December 31, 2016.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-        COMMITMENTS AND CONTINGENCIES

a.	The Company and Compugen USA, Inc. lease their facilities and motor vehicles under various operating lease agreements that expire on various dates.

Annual future minimum rental commitments under non-cancelable operating lease agreements as of June 30, 2017, are approximately as follows:

December 31,

2017	$782
2018	1,205
2019	920
2020	860
2021	93
$3,860

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 685 and $ 663 for the six-month periods ended June 30, 2017 and 2016, respectively.

The above annual minimum future rental commitments exclude an option to extend the lease of the Company facility for two consecutive additional five year periods following expiration of the current lease period.

b.
The Company provided bank guarantees in the amount of $ 1,047 in favor of its offices' lessor in Israel, foreign currency derivative contracts and credit card security for its U.S. subsidiary. In addition, Compugen USA, Inc. provided a check deposit in the amount of $ 74 in favor of its offices' lessor in California, United States.

c.
Under the Israel Innovation Authority's ("IIA"), previously known as the Office of the Chief Scientist ("OCS"), royalty-bearing programs, the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s).

If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

For the six-month periods ended June 30, 2017 and 2016, the Company had aggregate paid and accrued royalties to the IIA, recorded as cost of revenues in the consolidated statement of comprehensive loss, in the amounts of zero and $ 21, respectively.

As of June 30, 2017, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $ 8,935.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-   COMMITMENTS AND CONTINGENCIES (Cont.)

d.
Under the Israel-U.S. Binational Industrial Research and Development ("BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of June 30, 2017, the Company accounted for proceeds under the BIRD plan in the aggregate amount of $ 500, received in the period between December 2005 and March 2012. As of June 30, 2017, the Company did not expect any income to be generated from the outcome of the funded research BIRD plan and, therefore, no obligation was recorded.

e.
On June 25, 2012, the Company and its U.S. subsidiary entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs.

Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2017, the Company had not incurred any obligation for such Contingent Fees.

f.
On June 2, 2016, the Company entered into a Master Services Agreement for the development and production of a Master Cell Bank and Antibodies (the “Agreement”) with a U.S. company in the field of development and manufacturing services. Pursuant to the Agreement, in the event of termination of the Agreement under certain circumstances payment of a specified cancellation fee is due.

g.
On May 9, 2012, the Company entered into an agreement (the "May 2012 Agreement") with a U.S. business development strategic advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program candidates. Under the agreement, the Advisor is entitled to at least 4% of the cash consideration that may be received by the Company under such transactions.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which was terminated on that date except for certain payments arising from the Bayer Agreement, which survive termination) with the Advisor for certain services with respect to financing, strategic and other agreements. Under the New Agreement, the Advisor is entitled to up to 1% of cash consideration that may be received under specified financing agreements and a fee that will be determined in good faith in respect to all other transactions.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY

Stock based compensation:

During the six-month period ended June 30, 2017, the Company's Board of Directors granted 151,500 options to purchase ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options range from $ 4.35 to $ 4.75 per share, with vesting to occur in up to 4 years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2017	2016
	Unaudited
Volatility	49%-50%	50%-52%
Risk-free interest rate	1.8%-2.1%	1.1%-1.3%
Dividend yield	0%	0%
Expected life (years)	4.7-6	4.8-5.9

Weighted average fair value of options granted during the six-month periods ended June 30, 2017 and 2016 were $ 2.00 and $ 3.17, respectively.

During the six-month periods ended June 30, 2017 and 2016, the Company recorded share based compensation in a total amount of $ 1,271 and $ 1,367, respectively.

As of June 30, 2017, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 5,365 which is expected to be recognized over a weighted average period of approximately 2.63 years.

NOTE 9:-        FINANCIAL AND OTHR INCOME, NET

	Six months ended June 30,
	2017	2016
	Unaudited

Interest income	$293	$377
Income from sales of marketable securities	-	277
Exchange rate differences and other	(138)	12

Financial and other income, net	$155	$666

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-      RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2017	December 31, 2016
	Unaudited

Trade payables (a)	$52	$97

Related parties' expenses:

	Six months ended June 30,
	2017	2016
	Unaudited
Amounts charged to:

Research and development expenses (a)	$243	$72

(a) For the six-month periods ended June 30, 2017 and 2016, the Company incurred expenses for research and development services provided by related parties for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. The Company maintained trade payable balance with such related parties at the end of each such period.

NOTE 11:-      SUBSEQUENT EVENT

On July 25, 2017, Bayer provided written notice in accordance with the Bayer Agreement that it is exercising its right to terminate the Bayer Agreement only with respect to the CGEN-15022 Target Program, which termination would take effect October 31, 2017.  The CGEN-15001T Target Program is not affected by this notice and the Bayer Agreement continues in full force and effect with respect thereto.